UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 2, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/MF No. 02.421.421/0001-11

NIRE No. 33.300.324.631

NOTICE TO THE MARKET

Final Result of the Public Offer Addressed to Telecom Italia S.P.A. Shareholders

TIM S.A. (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), following up on the material fact published on September 18, 2026 regarding the voluntary public tender and exchange offer launched by Poste Italiane S.p.A. (“Poste Italiane”) for the ordinary shares of Telecom Italia S.p.A. ("Telecom Italia") (“Offer”), hereby informs its shareholders and the market in general about the final results of such Offer.

According to the information publicly disclosed, the Offer resulted in Poste Italiane attaining an aggregate interest corresponding to approximately 85.823% of the share capital of Telecom Italia, represented by 1,832,941,911 ordinary shares. The settlement of the consideration relating to shares tendered during the reopening of the acceptance period occurred on October 02, 2026.

On the 1st of October, Poste announced it has carried out purchase transactions concerning the ordinary shares of Telecom Italia on the market. Following these transactions, Poste stated it will hold a total of 1,857,060,167 Telecom Italia’s shares, equal to approximately 86.952% of the share capital.

The Company will keep its shareholders and the market informed of any material developments related to this matter.

Rio de Janeiro, October 2, 2026

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 2, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer